Exhibit 99.1

ELBIT IMAGING LTD.

3 Shimshon Street, Petach Tikva, Israel

Tel: (972-3) 608-6000

Dear Shareholder,

You are invited to attend the 2018 Annual and Special General Meeting of Shareholders (the “Meeting”) of Elbit Imaging Ltd. to be held at 11:00 a.m. (Israel time) on October 4, 2018, at our offices at 3 Shimshon Street, Petach Tikva, Israel.

The purposes of the Meeting are set forth in the accompanying Notice of Annual and Special General Meeting of Shareholders and Proxy Statement.

For the reasons set forth in the accompanying Proxy Statement, our Board of Directors recommends that you vote ‘‘FOR’’ all the proposals on the agenda.

We look forward to greeting personally those of you who are able to be present at the Meeting. However, whether or not you plan to attend the Meeting, it is important that your shares be represented. Accordingly, you are kindly requested to sign, date and mail the enclosed form of proxy at your earliest convenience so that it will be received no later than four hours before the Meeting.

Thank you for your continued cooperation.

Very truly yours,

RON HADASSI
CEO and Chairman of the Board of Directors

Petach Tikva, Israel

August 27, 2018

ELBIT IMAGING LTD.

3 Shimshon Street, Petach Tikva, Israel

Tel: (972-3) 608-6000

NOTICE OF 2018 ANNUAL AND SPECIAL GENERAL MEETING

OF SHAREHOLDERS

To the Shareholders of Elbit Imaging Ltd.:

Notice is hereby given that the 2018 Annual and Special General Meeting of Shareholders (the “Meeting”) of Elbit Imaging Ltd. will be held at 11:00 a.m. (Israel time) on October 4, 2018, at our offices at 3 Shimshon Street, Petach Tikva, Israel.

Throughout this Notice of Annual and Special General Meeting of Shareholders and the enclosed Proxy Statement, we use terms such as “Elbit”, “we”, “us”, “our”, “The Company” and “our Company” to refer to Elbit Imaging Ltd. and terms such as “you” and “your” to refer to our shareholders.

The agenda of the Meeting will be as follows:

1.	To discuss our financial statements for the year ended December 31, 2017.

2.	To reappoint Kost Forer Gabbay & Kasierer (A Member of EY Global) (“EY Israel”), as our independent auditors until the next Annual General Meeting of Shareholders and to authorize the Company’s Board of Directors to determine their fees.

3.	To approve the re-election as directors of Mr. Alon Bachar, Ms. Nitzan Gozlan, Mr. Ron Hadassi, Mr. Boaz Lifschitz and Mr. Nadav Livni, each to hold office until the close of the next Annual General Meeting of Shareholders.

4.	To approve an increase in the authorized share capital of the Company by 38,333,333 ordinary shares.

5.	To approve a Consultancy Agreement with our Director, Mr. Boaz Lifschitz.

6.	To approve an amendment to the compensation policy for the Company’s directors and officers.

7.	To approve an amendment to the compensation package of our CEO and Chairman, Mr. Ron Hadassi.

These proposals are described more fully in the enclosed Proxy Statement, which we urge you to read in its entirety.

Only shareholders of record at the close of business on September 5, 2018 are entitled to notice of, and to vote at, the Meeting and any adjournment or postponement thereof. You are invited to attend the Meeting in person.

If you are unable to attend the Meeting in person you are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope, provided it is received by us at least four (4) hours before the Meeting. Your proxy may be revoked at any time before it is voted by returning a later-dated proxy card or by voting your shares in person at the Meeting if you are the record holder of the shares and can provide evidence of such (i.e., a copy of certificate(s) evidencing your shares). If your shares are held in “street name”, meaning in the name of a bank, broker or other record holder, you must either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder to vote the shares at the Meeting on behalf of the record holder as well as a statement from such record holder that it did not vote such shares.

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If your shares are held through a member of the Tel Aviv Stock Exchange (“TASE Member”), and you intend to vote your shares at the Meeting in person or by proxy provided however that you will also provide us, via messenger or registered mail or at the meeting (if you will attend in person), a confirmation of ownership (ishur baalut) issued by the applicable TASE Member, confirming your ownership of our Shares as of the record date, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 5760-2000. Alternatively, you can vote such Shares electronically via the electronic voting system of the Israel Securities Authority. You may receive guidance on the use of the electronic voting system from the TASE Member through which you hold your Shares. You will be able to vote your Shares through the electronic voting system, following a registration process, no later than six (6) hours before the time of the Meeting.

Joint holders of shares should note that, pursuant to our Articles of Association, the vote of the senior joint holder of any share who votes such share, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of such share, with seniority determined by the order in which the names of the joint holders appear in our Register of Shareholders. For the appointment of a proxy to vote shares held by joint holders to be valid, the signature of the senior of the joint holders must appear on the proxy card.

By Order of the Board of Directors,

RON HADASSI
CEO and Chairman of the Board of Directors

Petach Tikva, Israel

August 27, 2018

PLEASE SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD PROMPTLY

If you have any questions, or have any difficulty voting your shares, please contact

Yael Naftali, CFO, at +972-3-6086000.

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ELBIT IMAGING LTD.

3 Shimshon Street, Petach Tikva, Israel

Tel: (972-3) 608-6000

PROXY STATEMENT

This Proxy Statement is being furnished to the holders of our ordinary shares, no par value (the “Shares”), in connection with the solicitation of proxies by our Board of Directors (the “Board of Directors”) for use at the 2018 Annual and Special General Meeting of Shareholders (the “Meeting”) to be held on October 4, 2018 at 11:00 a.m. (Israel time) and at any adjournment or postponement thereof, pursuant to the accompanying Notice of the Meeting.

Throughout this Proxy Statement, we use terms such as “Elbit”, “we”, “us”, “our”, “The Company” and “our Company” to refer to Elbit Imaging Ltd. and terms such as “you” and “your” to refer to our shareholders.

The agenda of the Meeting will be as follows:

1.	To discuss our financial statements for the year ended December 31, 2017.

2.	To reappoint Kost Forer Gabbay & Kasierer (A Member of EY Global) (“EY Israel”), as our independent auditors until the next Annual General Meeting of Shareholders and to authorize the Company’s Board of Directors to determine their fees.

3.	To approve the re-election as directors of Mr. Alon Bachar, Ms. Nitzan Gozlan, Mr. Ron Hadassi, Mr. Boaz Lifschitz and Mr. Nadav Livni, each to hold office until the close of the next Annual General Meeting of Shareholders.

4.	To approve an increase in the authorized share capital of the Company by 38,333,333 ordinary shares.

5.	To approve a Consultancy Agreement with our Director, Mr. Boaz Lifschitz.

6.	To approve an amendment to the compensation policy for the Company’s directors and officers.

7.	To approve an amendment to the compensation package of our CEO and Chairman, Mr. Ron Hadassi.

Currently, we are not aware of any other matters that will come before the Meeting.

At least two holders of Ordinary Shares present in person or by proxy or by electronic voting, holding or representing in the aggregate at least one-third of our voting power, will constitute a quorum at the Meeting. If no quorum is present within an hour after the time appointed for the holding of the Meeting, then the Meeting will stand adjourned to the same day in the next day, at the same time and place, or to such day and at such time and place as announced by the Company in a separate press release. If a quorum is not present within a half hour after the appointed time at the adjourned meeting, the presence of two shareholders in person or by proxy will constitute a quorum.

Pursuant to the Israeli Companies Law, 5759 – 1999 (the “Companies Law”) the approval of Items Two, Three, Four and Five requires the affirmative vote of a majority of the Shares present, in person, by proxy or by electronic voting, and voting on each matter is required to constitute approval of Items.

Pursuant to the Companies Law the approval of Items Six and Seven requires the affirmative vote of a majority of the Shares present, in person, by proxy or by electronic voting, and voting on each matter, provided that either: (i) at least a majority of the Shares of non-controlling shareholders and shareholders who do not have a personal interest in the resolution vote in favor of the resolution; or (ii) the total number of Shares of non-controlling shareholders and of shareholders who do not have a personal interest in the resolution and who vote against the resolution does not exceed two percent of the outstanding voting power in the Company. The Companies Law requires that each shareholder voting on these Items indicate whether he has such a personal interest. Otherwise, the shareholder is not eligible to vote on this proposal.

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Under the Companies Law, a “personal interest” means: a personal interest of a person in the respective action or transaction of the Company, including: (i) a personal interest of that person’s spouse, brother or sister, parent, grandparent, child, such persons spouse’s child, brother, sister or parent or the spouse of any of the above (“Relatives”); and (ii) a personal interest of another entity in which that person or any of his or her Relatives either: (a) holds five percent (5%) or more of such entity’s issued share capital or voting rights; (b) has the right to appoint: (1) one or more directors to such entity’s board of directors; or (2) the chief executive officer thereof; or (c) is a member of such entity’s board of directors or serves as the chief executive officer thereof; but excluding a personal interest resulting merely from holding shares in the Company.

In addition, under the Companies Law, in case of a person voting by proxy for another person, a “personal interest” includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether the proxy holder has discretion to vote or not.

According to the Companies Law, even if the shareholders do not approve the proposals on Items Six and Seven, the Compensation Committee and the Board of Directors may thereafter approve the proposals, provided that their resolutions will be based on detailed reasoning and a reconsidering of the proposals and the opposition of the shareholders.

This Proxy Statement and the accompanying proxy card are also available to the public on the website of the Securities and Exchange Commission (“SEC”) at http://www.sec.gov.

VOTING PROCEDURES; EXPRESSING POSITIONS

Registered Shareholders

Shareholders registered in the Company’s shareholders register (“Registered Shareholders”) may vote their Shares by attending the Meeting and voting their Shares in person (provided that they present the Company with their identity card, passport or certificate of incorporation), or by completing the enclosed proxy card, signing and dating it and mailing it either in the enclosed postage prepaid envelope or to the Company’s offices.

Registered Shareholders who vote their Shares by proxy must also provide the Company with a copy of their identity card, passport or certificate of incorporation, as the case may be.

Shareholders in “Street Name” whose Shares are held through AST.

Shareholders who hold their Shares in “street name” meaning in the name of a bank, broker or other record holder, through American Stock Transfer & Trust Company, LLC (“AST”), must either direct the record holder of their Shares how to vote their shares or obtain a legal proxy from the record holder to vote at the Meeting on behalf of the record holder together with a proof of such record holder with respect to the holding of the shares on the record date. You should follow the directions provided by your bank, broker or other record holder regarding how to instruct them to vote your shares.

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Shareholders in “Street Name” whose Shares are held through TASE Member

Shareholders who hold their Shares in “street name” meaning in the name of a bank, broker or other record holder, who is a TASE Member, may vote their Shares either (i) in person after providing to the Company an ownership certificate confirming their ownership of the Company’s Shares on the record date, which certificate must be approved by the TASE Member, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 2000, as amended, or (ii) by completing the enclosed proxy card, signing and dating it and mailing it to the Company’s offices together with an ownership certificate confirming their ownership of the Company’s Shares on the record date, which certificate must be approved by the TASE Member, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 2000, as amended, or (iii) electronically via the electronic voting system of the Israel Securities Authority which vote shall be cast no later than October 4, 2018 at 05:00 a.m. Israel time (i.e. six hour before the Meeting). You may receive guidance on the use of the electronic voting system from the TASE Member through which you hold your Shares.

Note for Shareholders Voting via Proxy Card

Shareholders who vote their shares via proxy card may use the form of proxy and the return envelope enclosed. Shares represented by executed and unrevoked proxies will be voted at the Meeting. To the extent permitted by law and applicable stock exchange requirements, if a written proxy card is signed by a shareholder and returned without instructions, the shares represented by the proxy will be voted “FOR” all of the proposals set forth above. If a shareholder instructs in a proxy to abstain from voting on a specific proposal, the shares represented by such proxy will be deemed not to have been cast for the purpose of that particular proposal and, accordingly, such shares shall not be counted in calculating the percentage of affirmative votes required for approval of such proposal, but they will be counted for the purpose of determining a quorum.

Shareholders may revoke their proxies at any time before the effective exercise thereof by returning a later-dated proxy card or by voting their Shares in person at the Meeting if the Shareholders are the record holder of the Shares and can provide evidence of such (i.e., a copy of certificate(s) evidencing their Shares).

Shareholders may change their votes on the electronic voting system of the Israel Securities Authority, provided that they shall re-vote through the electronic voting system of the Israel Securities Authority by no later than October 4, 2018 at 05:00 a.m. Israel time (i.e. six hours before the Meeting).

If a shareholder’s proxy is not received by the Company no later than October 4, 2018 at 7:00 a.m. Israel time, it shall not be valid at the Meeting.

Proxies for use at the Meeting that are being solicited by our management and Board of Directors will be mailed to shareholders and will be solicited primarily by mail. However, additional solicitations may be made by telephone, facsimile or other means of contact by certain officers, employees or our agents, none of whom will receive additional compensation therefor. We will bear the entire expense of solicitation, including the cost of preparing, printing, assembling and mailing the proxy materials. We will also reimburse the reasonable expenses of brokerage firms and others for forwarding materials to record holders and beneficial owners of Shares.

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Position Statements

In accordance with the Israeli Companies Law and regulations promulgated thereunder, any shareholder of the Company may submit to the Company a position statement on its behalf, expressing its position on an agenda item for the Meeting to 3 Shimshon Street, Petach Tikva, Israel, Attention: Ms. Yael Naftali, or by facsimile to +972-3-608-6050, no later than September 24, 2018. Any position statement received will be furnished with the SEC on Form 6-K, which will be available to the public on the SEC’s website at http://www.sec.gov and on the TASE website at www.tase.co.il and on the Israeli Securities Authority website at www.magna.isa.gov.il.

OUTSTANDING SHARES AND VOTING RIGHTS

As of August 27, 2018, we had 9,190,808 shares outstanding. Only shareholders of record at the close of business on September 5, 2018 are entitled to notice of, and to vote at, the Meeting and any adjournment or postponement thereof. The voting rights of all shareholders are the same. Each Share is entitled to one vote upon each item on the agenda.

REPORTING REQUIREMENTS

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. We fulfill these requirements by filing reports with the SEC. Our filings with the SEC may be inspected without charge at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the Commission at 1-800-SEC-0330. Our filings are also available to the public on the Commission’s website at http://www.sec.gov and on the TASE website at www.tase.co.il and on the Israeli Securities Authority website at www.magna.isa.gov.il.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

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BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN

BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information as of August 27, 2018 concerning: (i) persons or entities who, to our knowledge, beneficially own 5% or more of our outstanding Shares; and (ii) the number of Shares beneficially owned by all of our current directors and officers as a group1:

Name	Number of Shares	Percentage of Shares[2]
York Global Finance Offshore BDH (Luxembourg) S.à.r.l3	1,802,428	19.6%
Davidson Kempner Capital Management LP and/or certain funds and/or accounts managed by it or its affiliates[4]	1,314,527	14.3%
All of our officers and directors as a group	12,815	0.14%

Item No. 1

CONSIDERATION OF THE ANNUAL FINANCIAL STATEMENTS

Our audited financial statements for the years ended December 31, 2017 are included in our Annual Report on Form 20-F filed with the SEC on April 27, 2018. Our filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the Commission at 1-800-SEC-0330. Our filings are also available to the public on the SEC’s website at http://www.sec.gov and on the TASE website at www.tase.co.il and on the Israeli Securities Authority website at www.magna.isa.gov.il. These reports are not a part of this Proxy Statement. We will hold a discussion with respect to the financial statements at the Meeting. This item will not involve a vote by the shareholders.

[1]	Beneficial ownership is determined in accordance with the rules of the SEC, and generally includes any Shares over which a person exercises sole or shared voting or investment power. All shares subject to options, are currently exercisable and are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding and to be beneficially owned for the purpose of computing the percentage ownership of any other person. All information with respect to the beneficial ownership of any shareholder has been furnished by such shareholder or is based on the most recent Schedule 13D or 13G filed with the SEC. Unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all the Shares shown as beneficially owned, subject to community property laws, where applicable. The Shares beneficially owned by our directors and officers may include Shares owned by their respective family members, as to which such directors and officers disclaim beneficial ownership.
[2]	The percentages of ownership are based on 9,190,808 Shares outstanding as of August 27, 2018.
[3]	Based on information provided by the shareholder to the Company. York Capital Management Global Advisors, LLC ("YGA") is an SEC registered investment adviser. YGA controls York Global Finance Manager, LLC, which is the manager of York Global Finance Offshore BDH, LLC, which is the 100% shareholder of York Global Finance Offshore BDH (Luxembourg) S.à.r.l ("BDH"), which, in turn, holds our Shares. Accordingly, YGA is deemed to have beneficial ownership over the Shares directly owned by BDH. James G. Dinan is the chairman and one of two senior managers of YGA. Daniel A. Schwartz is also a senior manager of YGA.
[4]	Based on information provided by the shareholder to the Company. This group consists of M.H. Davidson & Co., Davidson Kempner Partners, Davidson Kempner Institutional Partners, L.P., Davidson Kempner International Ltd., Davidson Kempner Distressed Opportunities Fund LP and Davidson Kempner Distressed Opportunities International Ltd. Voting and dispositive authority over the ordinary shares is held by Davidson Kempner Capital Management LP, and Messrs. Thomas L. Kempner, Jr., Anthony A. Yoseloff, Conor Bastable and Avram Z. Friedman are responsible for the voting and investment decisions relating to such Shares.

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Item No. 2

APPOINTMENT OF INDEPENDENT AUDITORS

At the Meeting, you will be asked to approve the re-appointment of Kost Forer Gabbay & Kasierer (A Member of EY Global) (“EY Israel”), as our independent auditors until next year’s Annual General Meeting of Shareholders and to authorize the Company’s Board of Directors, subject to the approval of the audit committee, to determine their fees.

Background

The reappointment has been recommended by our audit committee and by our Board of Directors, which is also authorized to pre-approve the fees of our independent auditors, in accordance with the Sarbanes-Oxley Act of 2002.

EY Israel has served as our auditors since July 2017 and has no relationship with us or with any of our affiliates, except as our independent auditors.

Required Approval

The affirmative vote of a majority of the shares present, in person or by proxy or by electronic voting, and voting on the matter is required for the approval of this matter.

Proposed Resolution

It is proposed that the following resolutions be adopted at the Meeting:

"RESOLVED, to approve the re-appointment of EY Israel as our independent auditors until next year’s Annual General Meeting of Shareholders;

IT IS HEREBY FURTHERE RESOLVED, to authorize the board of directors, subject to the approval of the audit committee, to determine the auditor's fees."

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Item No. 3

RE-ELECTION OF DIRECTORS

At the Meeting, all five (5) directors are recommended to be re-elected, each to hold office until the close of the next Annual General Meeting of Shareholders at which one or more directors are elected or until their successors have been duly elected, unless any such office is earlier vacated under any relevant provision of our Articles of Association or applicable laws or regulations. In addition, at the Meeting, the shareholders will be asked to approve compensation for our directors, other than our Chairman of the Board, Mr. Ron Hadassi.

Pursuant to the Companies Law, election of directors is subject to the approval of the general meeting of the shareholders, and the approval of compensation to a director of the Company is subject to the approval of the compensation committee, the board of directors and the general meeting of the shareholders, in that order.

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Background

The following five (5) individuals are serving as directors of the Company and are brought for re-election as directors in the Company: Alon Bachar, Nitzan Gozlan, Ron Hadassi, Boaz Lifschitz and Nadav Livni (the “Candidates”).

Each of the Candidates has confirmed that he has the ability to serve on our board of directors. Each of the Candidates has attested that he meets all requirements under the Companies Law in connection with his tenure as a director in the Company, per the statement substantially in the form attached hereto as Exhibit A.

In the event that the directors shall at any time be reduced in number to less than four (4), then, under our Articles of Association the board of directors may only act in an emergency situation (as determined in its absolute discretion) and may appoint one or more directors and call one or more general meetings of shareholders for any purpose. A director elected to fill a vacancy will be entitled to fill such vacancy until the next Annual General Meeting of Shareholders at which one or more directors are elected, unless his office becomes vacant earlier in accordance with the provisions of our Articles of Association.

We are not aware of any reason why any of the Candidates, if elected, would be unable to serve as a director.

We currently pay our directors (other than our Chairman and CEO) an annual fee and additional fee for attending meetings of the board of directors and any of its committees, in the maximum amount allowed for under the Companies Regulations (Rules Regarding Compensation and Expenses for an External Director), 5760-2000 (the “Compensation Regulations”) as updated from time to time, in accordance with the Company’s equity level (to be determined in each financial year in accordance with the provisions of the Compensation Regulations). These maximum amounts, which are based on the company’s equity level as of the end of the previous year, are NIS 37,115 (approximately $10,199) per year and NIS 3,300 (approximately $907) per meeting. Pursuant to the Company’s Compensation Policy, directors will also be reimbursed for expenses as approved from time to time by the Compensation Committee.

Our directors are also eligible for Directors and Officers liability insurance and a letter of Exemption and Indemnification.

The currency translations set forth above are provided for the purpose of convenience, based on the representative exchange rate published by the Bank of Israel on August 24, 2018.

A brief biography of each Candidate is set forth below, in alphabetical order by last name:

Alon Bachar. Mr. Bachar, 49, has served as a member of our Board of Directors since March 2014. Mr. Bachar has served as the Chief Financial Officer of the Bronfman-Fisher Group since 2006, and currently serves as the Chief Executive Officer of Isralom Properties Ltd. and Shefa Success Logistic (B.P) Ltd. (former name - Palace Industries (P.I.) Ltd.) and as a director of Elbit Medical Technologies Ltd. Mr. Bachar served in the past as a director of various private and public companies, such as Shufersal Ltd. From 2003 until 2006, Mr. Bachar served as the Deputy Chief of the corporate division of Bank of Jerusalem Ltd. From 1999 until 2003, Mr. Bachar served as Credit Officer of the corporate division in the Industrial Development Bank of Israel Ltd. From 1996 until 1999, Mr. Bachar served as an Analyst and Credit Officer in the corporate division of Bank Leumi L’Israel B.M. Mr. Bachar holds a B.A in Economics from Tel Aviv University, as well as an MBA from Ben-Gurion University.

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Nitzan Gozlan. Ms. Gozlan, 52, has served as a member of our Board of Directors since December 2017. Ms. Gozlan is a co-founder of a company that provides lectures on the topics of financial management of companies, and is a lecturer at the MA program in Kibbutzim Education College, Tel Aviv. From 2011 until 2016 Ms. Gozlan served as an external director, chairman of the balance committee and a member of the audit committee of Isralom Properties Ltd. From 1996 until 1998 Ms. Gozlan served as the Head of Policy Production Department at Peltours Insurance Company Ltd. From 1994 until 1995 Ms. Gozlan served as an Internal Auditor in Bank Egud Ltd and from 1991 until 1994 she served as a business analyst in Dan and Bradstreet, Israel Ltd. Ms. Gozlan holds a BA in Finance and Marketing and an MA in Educational Management and Leadership, both from the Centre for Academic Studies, Or Yehuda, Israel. In addition, Ms. Gozlan holds a Ph.D in Education from the International University of Business & Law – IUBL, USA.

Ron Hadassi. Mr. Hadassi, 51, has served as the Chairman of our Board of Directors since March 2014 and as our CEO since January 2018. Mr. Hadassi has served as Senior Manager of the Bronfman-Fisher Group since 2002, as well as the Vice Chairman of Shufersal Ltd., Isralom Properties Ltd., and Shefa Success Logistic (B.P) Ltd. (former name - Palace Industries (P.I) Ltd.). Mr. Hadassi also served until the summer of 2015 as Executive Chairman and until March 2014 as acting Chief Executive Officer of Nanette Real Estate Group N.V. From 2005 until 2012, Mr. Hadassi served as Chairman of the board of directors of Northern Birch Ltd. (IKEA Israel), where he continues to serve on the board and as Chairman of a subsidiary. Mr. Hadassi serves as the chairman of the board of Elbit Medical Technologies Ltd and as the chairman of the board of Plaza centers N.V. Mr. Hadassi serves as a director of the Carmel Winery. Mr. Hadassi has served on the boards of public companies, including Blue Square Israel Ltd., Blue Square Real Estate Ltd., Bet Shemesh Engines Holdings Ltd., Naaman Group N.V. Ltd. and Olimpia Real Estate Holdings (as well as its subsidiaries). Mr. Hadassi is a banking and finance professor at Hebrew University, Jerusalem, the Interdisciplinary Centre, Herzliya, and the College of Management, Rishon LeZiyon, holds a B.A in Economics and Political Science, an LL.B and a MBA, all from Tel Aviv University, and is a member of the Israeli Bar.

Boaz Lifschitz. Mr. Lifschitz, 48, has served as a member of our Board of Directors since March 2014. Mr. Lifschitz is a co-founder and General Partner of Peregrine Ventures, a venture capital fund founded in 2001. Mr. Lifschitz previously served as Chief Operating Officer and Chief Financial Officer of VisionCare Opthalmic Technologies. Mr. Lifschitz currently serves as Chairman of Cartiheal Ltd. and is a board member of other privately held companies. He previously served on the board of Neovasc Inc. (NVCN). Mr. Lifschitz holds a B.Sc. from Bar-Ilan University as well as a M.Sc. from Boston University jointly with Ben Gurion University.

Nadav Livni. Mr. Livni, 41, has served as a member of our Board of Directors since March 2014. Mr. Livni is the founder and Managing Director of The Hillview Group, an independent Merchant Bank based in London. Since 2006, The Hillview Group has expertly managed over $3 billion of strategic capital market transactions and principal investments across Central and Eastern Europe, Russia, Africa and the U.S. During his 20 year career, Nadav has advised governments, controlling shareholders and entrepreneurs on all aspects of capital markets transactions. In previous roles at Deutsche Bank, Goldman Sachs and KPMG, Nadav participated in over $100 billion of transactions in the real estate, financial services, healthcare and consumer sectors, specializing in mergers and acquisitions, structuring innovative funds and all aspects of capital raising in the public and private markets. Nadav is a qualified Chartered Accountant, holds a Bachelor of Commerce from the University of the Witwatersrand, a MSc. in Finance from City University Business School and is a guest speaker at London Business School on the topics of private equity and real estate investment.

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Required Approval

The affirmative vote of a majority of the shares present, in person or by proxy or by electronic voting, and voting on the matter is required for the approval of the re-election and compensation of each candidate set forth above.

The voting on this proposal shall be conducted in respect of each director nominee separately.

Proposed Resolutions

It is proposed that the following resolutions be adopted at the Meeting:

“RESOLVED, that Alon Bachar be and hereby is re-elected to serve as a member of the board of directors of the Company.”

“RESOLVED, that Nitzan Gozlan be and hereby is re-elected to serve as a member of the board of directors of the Company.”

“RESOLVED, that Ron Hadassi be and hereby is re-elected to serve as a member of the board of directors of the Company.”

“RESOLVED, that Boaz Lifschitz be and hereby is re-elected to serve as a member of the board of directors of the Company.”

“RESOLVED, that Nadav Livni be and hereby is re-elected to serve as a member of the board of directors of the Company.”

Item No. 4

INCREASE OF AUTHORIZED SHARE CAPITAL

At the Meeting, you will be asked to approve an increase to the authorized share capital of the Company.

Pursuant to the Companies Law, approval of an increase to the authorized share capital of a company is subject to the approval of the general meeting of the shareholders.

Background

The Company’s authorized share capital is currently 11,666,667 Ordinary Shares, no par value. The Board of Directors recommends that at the General Meeting, the shareholders approve an amendment to the Company’s Articles of Association increasing the authorized share capital of the Company by an additional 38,333,333 such that the authorized share capital shall be 50,000,000 Ordinary Shares, no par value.

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The Board of Directors believes that the proposed increase in the Company’s share capital is necessary to ensure that the Company will have sufficient authorized share capital available to pursue opportunities in the future for raising money through public and/or private offerings of its shares (or securities convertible to its shares) without undue delay.

Required Approval

The affirmative vote of a majority of the shares present, in person or by proxy or by electronic voting, and voting on the matter is required for the approval of this matter.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve an amendment to the Company’s Articles of Association increasing the authorized share capital of the Company from 11,666,667 Ordinary Shares, no par value, to 50,000,000 Ordinary Shares, no par value”

The Board of Directors recommends a vote FOR approval of the proposed resolution.

Item No. 5

APPROVAL OF A CONSULTING AGREEMENT WITH OUR DIRECTOR, MR. BOAZ LIFSCHITZ

At the Meeting, you will be asked to approve a consulting agreement with our director, Mr. Boaz Lifschitz.

Pursuant to the Companies Law, approval of compensation to a director of the Company (including for consulting services which are in addition to his services as a director) is subject to the approval of the compensation committee, the board of directors and the general meeting of the shareholders, in that order.

Background

●	Mr. Lifschitz has been providing the Company with ongoing consulting services regarding its activity in the bio-medical field (i.e., its indirect holdings in Insightec Ltd. (“Insightec”) and Gamida-Cell Ltd. (“Gamida”)) (the “Services”) since August 2014.

●	Such services include, inter alia:

o	Serving as board member of Insightec and as observer in Gamida, on behalf of Elbit Medical.

o	Attending meetings and holding discussions, from time to time, for purposes of oversight and development of the Company’s investment in Insightec and in Gamida.

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o	Consulting regarding negotiation procedures as well as review of business transactions; advice regarding investments; preparation and analysis of business plans; and strategies and other related services.

●	The consulting agreement with Mr. Lifschitz will expire on October 13, 2018 and the Company wishes to renew the consulting agreement for an additional year (i.e., from October 14, 2018 until October 13, 2019) (the “Period”).

●	In consideration for his services during the Period, Mr. Lifschitz will be entitled to consulting fees calculated as follows:

o	Annual compensation for his services for both Insightec and Gamida in the total amount of NIS 29,270 (the “Annual Compensation”); and

o	NIS 930 for each meeting of the board of directors or any of its committees of Insightec and Gamida that he attends in person.

●	Such fees shall be made in addition to the fees Mr. Lifschitz is entitled to in his capacity as a member of the board of directors of the Company and in his capacity as a member of the board of directors of Elbit Medical.

●	Should Mr. Lifschitz cease to serve as a director in Insightec or as an observer in Gamida, then Annual Compensation will be reduced by 50%. Should Mr. Lifschitz cease to hold his office in Insightec and Gamida, then the consulting agreement will be terminated.

Reasons for the Proposal

1.	This is an extension of the existing consulting agreement with Mr. Lifschitz without any change to the other terms of the consulting agreement.

2.	The compensation terms suggested take into account the possibility that the compensation will be reduced proportionately insofar there is a change in Mr. Lifschitz’s position as a director or as an observer in Insightec and/or Gamida.

3.	The compensation under the consulting agreement is in accordance with the provisions of Section 1a of the Companies Regulations (Relief in Transactions with Interested Parties), 5760-2000, such that the proposed compensation to Mr. Lifschitz does not exceed the maximum amount under the Companies Regulations (Rules Regarding Compensation and Expenses for an External Director), 5760-2000.

4.	Our Compensation Policy enables us to enter into a service agreement with any of our directors.

5.	Mr. Lifschitz possesses considerable experience in the financial field, with emphasis on the bio-medical sector, as a result of his experiences as an entrepreneur in the field of medical technologies.

6.	Our bio-medical activity is of substantial importance in our business strategy. Mr. Lifschitz is well positioned to assist our management in overseeing our bio-medical activity and supporting its unique requirements.

7.	The proposed compensation will serve as an appropriate incentive to Mr. Lifschitz in providing the Services in an efficient and dedicated manner.

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8.	The proposed compensation balances between the amount of time invested in the consulting services (with an emphasis on the number of meetings in which Mr. Lifschitz will participate) and the consulting fees.

Required Approval

The affirmative vote of a majority of the Shares present, in person or by proxy or by electronic voting, and voting on the matter will be required for the approval of this matter.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve the consultancy agreement with Mr. Boaz Lifschitz for providing the Company with ongoing consulting services regarding its activity in the bio-medical field”.

The Company’s compensation committee and the Board of Directors recommends a vote FOR approval of the proposed resolution.

Item No. 6

APPROVAL OF THE REVISED COMPENSATION POLICY FOR THE COMPANY’S DIRECTORS AND OFFICERS

At the Meeting, you will be asked to approve the revised compensation policy for the company’s directors and officers.

Pursuant to the Companies Law, approval of the compensation policy requires the approval of the Compensation Committee, Board of Directors and the approval of the shareholders (with a special majority vote), in that order.

Background

Under the Companies Law, all public companies are required to adopt a policy governing the compensation of “office holders”. The Companies Law defines the term “office holder” of a company to include a director, the chief executive officer, the chief financial officer and any manager who is directly subordinate to the chief executive officer. In general, all office holders’ terms of compensation, including fixed remuneration, bonuses, equity compensation, retirement or termination payments, indemnification, liability insurance and the grant of an exemption from liability, must comply with a company’s compensation policy, once adopted.

The Company’s shareholders approved our current compensation policy at an annual and special general meeting held on October 13, 2016.

The Company’s compensation committee has recommended and the Board of Directors has approved an amended compensation policy in the form attached herewith as Exhibit B (changes to the current compensation policy are marked in red).

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Below is a short description of the main amendments to our existing compensation policy:

●	Adjustment of the threshold conditions for eligibility to an annual bonus, to reflect current objectives of the Company.

●	Adjustment of the Company's targets for eligibility to an annual bonus to the officers of the Company, to reflect current objectives of the Company.

●	Cancellation of officer's eligibility to an annual bonus in case of partially meeting personal targets.

●	Limit the amount of the discretionary bonus (i.e. bonus which is not conditional on meeting pre-defined targets) up to 3 salaries.

●	Adjustment of the special bonus, to reflect current objectives of the Company.

●	Cancellation of the 80%/20% annual deployment of any bonus (starting from the bonus for 2018).

Reasons for the Proposal

1.	The Company believes that the shift in the Company’s core activity and targets to: (1) realization of assets (rather than asset development), and (2) repayment of the balance of the debt to the Company’s creditors require an update of the Company’s targets and the threshold conditions for an annual bonus to reflect the Company’s new objectives.

2.	The Company believes that benefit to the Company from partial achievement of any of the targets set to its officers, is not significant enough to justify a bonus to its officers. Under such circumstances, the annual salary is sufficient compensation.

3.	According to the amendment to the Israeli Companies Law, payment of a discretionary bonus to officers (other than officers subordinated to the CEO) in an amount not exceeding the higher of: (a) three monthly salaries, or (b) 25% of the total variable bonus actually paid to the officer; shall not require the approval of the general meeting of shareholders.

4.	Since it entered into a debt arrangement with its creditors in 2014, the Company’s main objective has been to meet its obligations to such creditors. This target becomes even clearer with the lapse of time and the realization of the Company’s assets, leaving the Company with a limited number of assets and debt to its (Series I) bondholders. Therefore, it is proposed to update the right for a special bonus in accordance with this target, i.e., realization of assets and repayment of the debt to the its (Series I) bondholders.

5.	The main goal of giving a bonus is rewarding the employee for meeting the goals for that year. Therefore, postponing part of the bonus for the next year undermines the purpose of motivating the employee to achieve the goals for that year. In addition, the long-term compensation is less relevant in light of the nature of the Company’s activity, which is realization of assets to meet its obligations to the creditors in the short and medium term. Finally, a long-term compensation is achieved through option grants to employees.

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Required Approval

Pursuant to the Companies Law, the approval of a Compensation Policy requires the affirmative vote of a majority of the shares present, in person or by proxy or by electronic voting, and voting on the matter, provided that either (i) at least a majority of the Shares of non-controlling shareholders and shareholders who do not have a personal interest (as defined above) in the resolution vote in favor of the revised Compensation Policy; or (ii) the total number of Shares of non-controlling shareholders and of shareholders who do not have a personal interest in the resolution who vote against the revised Compensation Policy does not exceed two percent of the outstanding voting power in the Company. The Companies Law requires that each shareholder voting on this proposal indicate whether the shareholder has such a personal interest. Otherwise, the shareholder is not eligible to vote on this proposal. All of our directors and officers are deemed to have a “personal interest” in this matter.

According to the Companies Law, even if the shareholders do not approve the revised Compensation Policy, the Compensation Committee and the Board of Directors may thereafter approve the proposal, provided that they have determined based on detailed reasoning and a re-evaluation of the revised Compensation Policy, that the revised Compensation Policy is in the best interests of the Company despite the opposition of the shareholders.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve the revised Compensation Policy for the Company’s directors and officers, in the form attached hereto as Exhibit B.”

The Company’s Compensation Committee and the Board of Directors recommends a vote FOR approval of the proposed resolution.

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Item No. 7

APPROVAL OF THE AMENDMENTS TO THE COMPENSATION PACKAGE FOR OUR

CHAIRMAN AND CEO, MR. RON HADASSI

At the Meeting, and subject to the approval by the Meeting of Item No. 6 on the agenda (approval of amended compensation policy for the company’s directors and officers), you will be asked to approve the amendments to the compensation package of Mr. Ron Hadassi for his services as our Chairman and CEO.

Pursuant to the Companies Law, approval of compensation terms to a CEO requires the approval of the Compensation Committee, Board of Directors and the approval of the shareholders (with a special majority vote), in that order.

Background

Mr. Hadassi’s current compensation terms (which were approved by the shareholders at the meeting held on December 14, 2017) are in consideration for Mr. Hadassi’s services as (i) Chairman of our Board of Directors, (ii) CEO of the Company (iii) Chairman of the Board of Directors of our subsidiary Elbit Medical Technologies Ltd., and (iv) any services performed for other subsidiaries of the Company (other than Plaza Centers N.V.).

Subject to the approval by the Meeting of Item No. 6 on the agenda, it is proposed to amend Mr. Hadassi’s compensation package as follows:

Component	Current compensation	Proposed amendment
Special Bonus	If the Company’s holdings in InSightec are sold to a third party (including if the Company’s remaining holding is negligible), then the employee will be entitled to a bonus of 0.1% of the sale price actually received by the Company, provided that the consideration is between $50 and $65 million. If the sale is for a consideration in excess of $ 65 million, the employee will be entitled to a bonus of 0.2% of the gross proceeds received by the Company and over $ 65 million.

The following addition will come after:

In addition to the special bonus for the sale of assets, upon fulfillment of both of the two conditions below, the employee will be entitled to a special bonus of five month’s gross 5 salary:

A. full repayment of the Company’s notes (Series I) from: (1) the cash balance of the Company; (2) proceeds from the sale of assets; and/or (3) raising new debt, provided however, that the remaining net debt of the Company following the full repayment of notes (Series I) shall not exceed NIS 60 million.

“net debt” - debt minus cash held by the Company.

B. Continuation of full or part-time employment until December 31, 2019 (provided that the officer is not dismissed, except for dismissal in circumstances that grant the Company the right to dismiss him without payment of severance pay).

Annual Cumulative Bonus Cap	The cumulative annual bonus, in respect of the ordinary bonus plus the special bonus, shall not exceed, in the aggregate, NIS 300,000.	The cumulative annual bonus (for any calendar year beginning from 2018), in respect of the ordinary bonus plus the special bonus, shall not exceed eight month’s gross salary (i.e. NIS 480,000).

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General

1.	Except for the changes set forth above, there will be no other change in the compensation package of Mr. Hadassi from that approved by the shareholders at the meeting that was held on December 14, 2017. For additional information regarding the current compensation package of Mr. Ron Hadassi see Exhibit A to the form 6-K that the Company filed on November 7, 2017.

2.	For the avoidance of doubt, this amendment shall be subject to Mr. Hadassi’s re-election to the Company’s Board of Directors as proposed in Item 2 to this proxy statement, and his continued service as the Chairman of the Company’s Board of Directors and the Company’s CEO.

3.	Mr. Hadassi compensation does not take into account the compensation paid to Mr. Hadassi by Plaza Centers N.V. (“PC”) for his services as PC’s chairman of the board of directors in the amount of approximately $211,000 (approximately NIS 780,000) per year. For the avoidance of doubt, the fees for services to PC are paid by PC from its own resources.

4.	As long as the Company maintaines control over PC, the total cost of Mr. Hadassi’s salary (from the Company and PC, together) shall be limited to NIS 1.9 million. (If the cost of the salary exceeds this amount, the compensation paid by the Company to Mr. Hadassi will decrease by the amount required for the total cost of salary not to exceed the aforementioned limit).

Reasons for the Proposal

1.	The proposed compensation constitutes an appropriate consideration for Mr. Hadassi for the roles he assumes and the responsibility he is given, taking into account, among other things, that the company is currently managed by a limited number of officers and that Mr. Hadassi is one of those officers and as such he has significant responsibility and makes a significant contribution to the Company.

2.	The Company believes that the proposed compensation is consistent with the qualifications, education and experience of Mr. Hadassi, as well as his achievements in the years in which he has serve as Chairman and/or as CEO of the Company.

3.	The additional special bonus in the event the Company repays its bonds (Series I) is fair and reasonable taking into consideration that as of the Company’s debt restructuring in 2014 its primary goal is to use its assets in order to pay its debt to the noteholders. This is even more true now, after the Company has sold part of its assets and has few assets left which are all for sale in order to allow the Company to repay its debt to the holders of the bonds (Series I).

4.	The additional special bonus for repayment of the (Series I) bonds is identical to the special bonus to the Company’s CFO.

5.	The increase in the maximum amount of the annual cumulative bonus (for any calendar year beginning from 2018) is in light of Mr. Hadassi appointment as CEO, matching it to the maximum amount previously approved for the former CEO, i.e., a maximum of eight month’s salaries.

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Required Approval

Pursuant to the Companies Law, the approval of compensation for the role of a CEO requires the affirmative vote of a majority of the shares present, in person or by proxy or by electronic voting, and voting on the matter, provided that either (i) at least a majority of the shares of non-controlling shareholders and shareholders who do not have a personal interest (as defined above) in the resolution vote in favor of the proposal, or (ii) the total number of shares of non-controlling shareholders and of shareholders who do not have a personal interest in the proposal who vote against the proposal does not exceed two percent of the outstanding voting power in the Company. The Companies Law requires that each shareholder voting on this proposal indicate whether or not he has such a personal interest in the proposal. Otherwise, the shareholder is not eligible to vote on this proposal.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve, subject to the approval by the Meeting of Item No. 6 on the agenda, the amendments to the compensation package for Mr. Hadassi for his services as our Chairman and CEO of the Company”

The Company’s compensation committee and the Board of Directors recommends a vote FOR approval of the proposed resolution. If the resolution in Item 6 above is not approved, then it will be considered as if the Meeting voted against the resolution in this Item 7.

PROPOSALS OF SHAREHOLDERS

Any shareholder of the Company who intends to present a proposal at the 2018 Annual Meeting of shareholders must satisfy the requirements of the Companies Law. Under the Companies Law, only shareholders who hold at least 1% of the Company’s outstanding voting rights are entitled to request that the Board of Directors include a proposal in a shareholders meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting. Such shareholders may present proposals for consideration at the Meeting by submitting their proposals in writing to our CFO at the following address: 3 Shimshon Street, Petach Tikva, Israel, Attention: Ms. Yael Naftali, CFO. For a shareholder proposal to be considered for inclusion in the Meeting, our CFO must receive the written proposal no later than September 3, 2018. If our Board of Directors determines that a shareholder proposal is appropriate for inclusion in the agenda in the Meeting, then we will publish a revised agenda for the Meeting no later than September 10, 2018.

OTHER BUSINESS

The Board of Directors knows of no other matter to come before the Meeting. However, if any other matters requiring a vote of the shareholders arises, including any matters or motions dealing with the conduct of the Meeting, it is the intention of the persons named in the attached form of proxy to vote such proxy in accordance with their best judgment.

Your prompt action is required to vote. Therefore, whether or not you expect to attend the Meeting, please complete and sign a form of proxy and return it to us, so that it is received at our offices at least four hours before the Meeting.

By Order of the Board of Directors,

Mr. Ron Hadassi
CEO and Chairman of the Board of Directors

August 27, 2018

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Exhibit A - Form of Statement of a Candidate to Serve as a Director

Date: _____ __, _____

To: _____ Ltd. (the “Company”)

Re: Declaration of a Nominee to Serve as a Director in a Public Company in Accordance with the Companies Law, 5759-1999 (the “Law”)

I, the undersigned, _________ I.D. No._________, a resident of the state of _________, whose address is ____________, after being warned that I must state the truth and that I will be subject to the punishment provided by law if I do not do so, declare and commit as follows:

1.	I hereby give my consent to continue to serve as a director of the Company, which is a public company incorporated in Israel, and the securities of which are traded on both the NASDAQ and the Tel Aviv Stock Exchange Ltd. (the “TASE”).

2.	I am qualified to serve as a director of the Company pursuant to the requirements of Sections 225 – 227 of the Law. An unofficial translation of these Sections, as in effect as of the date hereof, is attached hereto as Annex A and is an integral part of this declaration.

3.	I have the necessary skills and the ability to devote the appropriate amount of time in order to perform the role of a director of the Company with respect to the Company’s special needs and its size.

4.	I have the education, qualification, academic degrees (the degree, the name of institute which the degree was granted from and the year of such granting), as detailed in my Curriculum Vita and as detailed in the documents evidencing these academic degrees, attached hereto as Annex B and Annex C, respectively, which are integral parts of this declaration.

5.	My other positions or affairs do not create, and are not liable to create, any conflict of interest with my position as a director of the Company, nor will they harm my ability to serve as a director of the Company.

6.	I am aware of the requirements of the Law with regard to serving as a director, including among other things, the service period, termination of service, membership in the Company’s committees, etc.

7.	I hereby undertake to fulfill all the requirements provided by law for directors in a company. I shall fulfill my duty in the best possible way and for the benefit of the Company. Should a concern arise that I will be aware of and/or that will be brought to my attention, pursuant to which I will no longer fulfill one or more of the requirements and/or the declarations set forth above, or should there be a concern that I have breached my fiduciary duty towards the Company (as defined under Section 254 of the Law), I shall notify the Company’s Chairman of the Board immediately, in accordance with Section 227A of the law as set forth in Annex A to this declaration.

Ex A-1

8.	Please mark X in the applicable box:

☐	I possess accounting and financial expertise in accordance with the Companies Regulations (Conditions and Tests for a Director having Accounting and Financial Expertise and a Director having Professional Qualifications), 5766-2005, (the “Companies Regulations”).

☐	I possess professional expertise in accordance with the Companies Regulations.

☐	I do not possess professional expertise or an accounting and financial expertise in accordance with the Companies Regulations.

An unofficial translation of the Companies Regulations, as in effect as of the date hereof, is attached hereto as Annex D and is an integral part of this declaration.

9.	I am aware of the duties of notice which I am subject to pursuant to Section 227A of the Law and I hereby undertake to fulfill them as required. An unofficial translation of Section 227A, as in effect as of the date hereof, is attached hereto as Annex A.

10.	I am aware that my declaration herein, shall be brought before the appointing organ of the Company prior to my appointment as a director and before the Annual General Meeting on the agenda of which is the nomination of the Company’s directors and which shall serve the appointing organ of the Company for considering whether I qualify to serve as a director of the Company and in particular whether I fulfill the conditions and criteria established in accordance with the Law. I am also aware that this declaration shall be kept in the Company’s registered office and shall be open for inspection by any person and shall be published in the Company’s public reports.

11.	This is my name, this is my signature and the facts stated above are true.

Name	I.D.	Signature

Ex A-2

Exhibit B - Revised Compensation Policy

Office Holder Compensation Policy

Elbit Imaging Ltd.

~~September -~~August ~~2016~~2018

Introduction

The purpose of this document is to describe and specify the Company’s policy on the compensation of the office holders of Elbit Imaging Ltd. (the “Company”), the components thereof and the manner of determination thereof, inter alia in accordance with the Companies Law (Amendment No. 20), 5773-2012 (“Amendment 20”).

The compensation policy is a tool in the hands of the Company in which it can, insofar as necessary, incentivize and compensate the office holders. The only compensation components to which the office holders will be entitled will be those specifically approved by the organs authorized therefor at the Company, and subject to the provisions of any law1.

The Validity of the Compensation Policy

The updated compensation policy will take effect from the date of approval thereof by the general meeting for 3 years pursuant to the provisions of the Companies Law, 5759-1999, including the regulations thereunder, as shall be updated from time to time (the “Companies Law”).

The Compensation Committee shall examine and update the compensation policy at least once every 3 years and as shall be required from time to time, and shall recommend to the Company’s Board of Directors on the update or extension of the validity thereof and shall supervise its implementation.

~~As of the date of Amendment 20’s taking effect and as of the date of approval of this compensation policy document, the Company has compensation mechanisms for the Company’s office holders, which are binding upon the Company by virtue of employment agreements and management agreements that have been made.~~

~~The Company shall further aspire, in the framework of the execution of new employment agreements and/or management agreements / renewal of existing agreements, to incorporate and implement the principles of the compensation policy included below, subject to the Company’s possibility of deviating from this compensation policy, insofar as shall be required and subject to the provisions of the law.~~

The Organs Authorized to Approve the Compensation Conditions at the Company

Approval of the terms of employment and modifications to the compensation plans of the office holders in the framework of the policy shall be discussed and authorized by the Company’s competent organs pursuant to the provisions of any law.

1 Adoption of the compensation policy by the Company confers no right on the officers thereof and does not change, in itself, the rights conferred on them.

Guiding Principles for Setting the Compensation Policy

1.	The considerations weighed by the Company’s Compensation Committee and the Company’s Board of Directors when determining the compensation policy are:

1.1.	To develop and retain high-quality manpower at the Company in general, and office holders specifically, as a way of promoting the Company’s goals, its work plan, as approved by the Board of Directors, and its policy, to recruit and retain high-quality suitable managers who form the solid foundation for the Company’s management, inter alia in view of the Company’s modest manpower structure and the executive status and position of the office holders, its continued development and success over time.

1.2.	To create a link between the targets of the Company and the ~~Company’s management and the~~ compensation paid to the Company’s office holders, considering the interest of the Company’s shareholders that the Company maximize its profits and the interest of the Company to hire and retain high-quality office holders with appropriate skills, experience, familiarity with the Company’s business and the market in which the Company operates.

1.3.	To create fitting incentives for the Company’s office holders that will encourage them to act to create and use appropriate business opportunities which have the potential to maximize the Company’s profits on the one hand, and prevent them from taking unreasonable risks on the other hand. The compensation policy attempts, insofar as possible, to reflect the creation of fitting and balanced incentives for the Company’s office holders, considering, inter alia, the Company’s risk management policy.

1.4.	The Company’s size and the nature of its business.

2.	The compensation policy defines a compensation structure whose purpose is to incentivize the office holders to act to achieve targets that will promote the Company’s goals, its work plan, in both the immediate and long term, including the proper ratio between the variable and fixed components out of the total compensation package, inter alia in order not to encourage the relevant office holder to take risks deviating from the Company’s policy in this regard~~, while emphasizing balancing the need to retain the Company’s executive office holders~~.

~~3.~~	~~In determining variable components in the terms of office and employment of the office holders, the compensation policy expresses the contribution of the office holder to achieving the Company’s targets and maximizing its profits, inter alia in the long-term and in accordance with the office holder’s position.~~

~~4.~~3.	The compensation policy reflects the consideration of the Company’s size and the nature and complexity of its business.

~~5.~~4.	The policy shall apply to all of the Company’s office holders, as defined in the Companies Law.

The Compensation Policy

General

Generally, office holders’ compensation plans are adapted to their duties and responsibilities in the Company and to the achievable targets that are set for them in the framework of performance of their duties for the purpose of promoting the Company’s goals, its work plan and its policy in the long-term.

Objectives of the compensation policy:

Laying down a set of parameters for compensation that will maximize the goals as follows:

a.	Promotion of the Company’s goals, its work plans and its policy in the long-term;

b.	Creation of fitting incentives for the office holders, considering, inter alia, the Company’s risk management policy;

c.	Recruitment and retention of excellent, high-quality managers who form the solid foundation for the Company’s management, its continued development and success over time.

Considerations upon determining terms of office and employment for office holders:

a.	Consideration of the education, skills, expertise, professional experience and achievements of the candidate or incumbent office holder.

b.	Consideration of the duties, responsibilities, term of employment of and previous agreements with the office holder (in the case of an existing office holder).

c.	The Company’s size and the nature of its business.

d.	The recommendation of the office holder’s supervisor.

e.	The office holder’s contribution to achieving the Company’s targets and maximizing its profits, all in the long-term and in accordance with the office holder’s position (in reference to variable compensation components).

f.	Relation to the earning bracket of the Company’s employees and managers – upon approval of compensation for an office holder, data will be presented regarding: (1) the compensation of office holders at a similar level in the Company (insofar as relevant); (2) the salary of the previous office holder in the same position (insofar as relevant); (3) the average salary and the median salary of the Company’s employees and the contractor’s workers employed at the Company, and the ratio between each one of these and the compensation proposed for approval for the office holder – in this context, the effect of the disparity between the terms of office of the office holders and the salary conditions of the Company’s other employees on working relations at the Company will be examined.

g.	When necessary, c~~C~~omparison from time to time to the earning bracket of office holders in similar positions at similar companies. Similar companies for this purpose will be public companies similar to the Company in terms of the nature and field of business and relevant financial figures such as the market cap, total balance sheet, income and/or the totality of such parameters in accordance with the nature and size of the Company and its type of business. In addition, a maximum range will be defined for each parameter relative to the Company itself, such that the comparison group will not include companies in which such parameters deviate from the said range. In addition, the Company shall aspire to have no less than 5 companies in its comparison group.

h.	The Company’s financial position.

~~h~~ i.	The unique position of the Company as it in a process of realization of assets.

~~Set forth below are guidelines for the Company’s compensation policy, as approved by the Compensation Committee and the Board of Directors, with respect to the components of the compensation plans.~~

It is emphasized and clarified that this policy does not impose any undertaking on the Company vis-à-vis its office holders.

1.	Fixed salary components

1.	Fixed salary – intended to compensate the office holder for the time that he invests in performing his duties at the Company on an ongoing basis. Fixed salary reflects both the office holder’s skills and professional experience and the definition of his position, the characteristics and level of his position at the Company, including the authority and responsibility deriving therefrom.

2.	Set forth below are fixed monthly salary ranges[2] for full-time office holders of the Company:

	Minimum (NIS in thousands)	Maximum (NIS in thousands)
Chairman of the Board	60	75
CEO	65	85
Deputy CEO/VP	35	60

3.	The Company, at its discretion, may link the base salary of the office holders to the consumer price index.

4.	In relation to office holders who provide services to the Company through a company owned by them (in this section: the “Manager” and “Management Company”, respectively) – the engagement with the Management Company will be made in a manner which ensures, to the extent possible, that there will be no employment relationship between the Company and the Manager, neither as an exclusive employer nor as a joint employer with the Management Company, that the Management Company will be the sole and exclusive employer of the Manager, bearing alone all of the obligations and responsibility with respect to the Manager’s employment, including payment of his entire salary, rights and social benefits and deductions that are required to be made pursuant to any law or agreement, including salary and social benefits, income tax, national insurance, health tax and any payment for severance pay and/or compensation in the case of a work accident (heaven forbid), and full, exclusive and absolute liability in any case of harm, injury, disability or death (heaven forbid). In addition, the management agreement with the Management Company shall include a waiver and indemnification clause with respect to any amount that might be awarded against the Company as a result of a ruling that an employment relationship existed between the Company and the Manager. It is further clarified that the cost of employment of the office holder providing management services through a Management Company will be calculated as including both the management fee and the V.A.T component or any other input or component, insofar as applicable, which shall be added to the management fee and/or which shall be paid and/or that the Company shall bear in respect of the engagement with the Management Company, insofar as setoff or deduction thereof by the Company shall be prohibited for whatever reason.

2 The fixed salary for this purpose is the gross base salary without the related and social components.

5.	~~Generally, in the future, the Company will not engage with office holders through a Management Company.~~ The Company’s engagement with the office holder through a management agreement with a Management Company as aforesaid requires special approval by the Compensation Committee. In the event that the Company shall engage with the office holder through a management agreement for receipt of his services, the management fee ceiling will be equal to the ceiling of the fixed salary (base salary), plus the ceiling of the related and social benefits, as shall be defined, and plus V.A.T as required by law (if applicable).

6.	The accounting with respect to payment of the various compensation components as are defined in this policy document for an office holder who provides his services both at the Company and at the group’s companies, is at the Company level only.

7.	It should be noted, that an annual raise of the fixed compensation, inclusive of interest and linkage differences, at a rate of up to 5% of the retaining costs of such office holder, shall not be deemed a substantial change of such officer’s terms of service.

8.	Related benefits – the terms of office and employment of the office holders include related and social benefits pursuant to law and Company practice.

Related benefits include, inter alia, leave, recuperation, contributions for provident payments and severance pay, contribution to a study fund and a car.

The Company may provide the office holder, for the purpose of performance of his duties, with a mobile telephone, laptop etc., as the Company’s management shall determine. The Company may determine that it shall bear any and all expenses entailed by such related benefits, including gross-up of the tax thereon.

In any event, the related and social benefits specified above shall not exceed 55% of the fixed gross monthly salary of the office holder (with the exception of reimbursement of expenses).

Changes to the related benefits will be examined as part of the total fixed component in reference to the ratios defined by the Company between variable and fixed components in the compensation package. ~~The related benefits will be examined by the Compensation Committee and the Board of Directors in the framework of a periodic examination of the total expenses and will be updated as needed.~~

The Company may determine in its engagement with the office holder that it shall bear part or all of the office holder’s expenses which are incurred for the purpose of performance of his duties, including telephone, internet, accommodation (in and outside of Israel), per diems, hospitality, travel expenses in Israel and overseas, newspapers, professional literature, professional organization membership fees etc., without setting a ceiling, but as is customary at the Company and according to its procedures.

2.	Variable compensation – target-based bonus

The variable component shall reflect the office holder’s contribution to achieving the Company’s targets and maximizing its profits, ~~in the long-term,~~ according to measurable criteria.

The variable component will be determined in accordance with the Company’s performance and the office holder’s personal performance against the targets defined for him in the framework of performance of his duties according to his responsibilities.

The Company’s compensation policy is that significant weight is given to the meeting of targets, which derive from the Company’s annual and multi-year work plan and/or the Company’s strategic plan. The Company’s targets express the Company’s success on the whole in realizing its plans, the contribution of the office holders to the Company’s success and the Company’s desire to compensate office holders for meeting such targets.

The Company’s compensation policy, as set forth herein, determines that the more senior the office holder, the greater the proportional weight of the Company’s targets out of the total targets.

The targets shall include measurable targets that reflect the Company’s goals and strategy in the short- and long-term in order to create an identity of interests between the Company, the shareholders and the office holders, in promoting the Company’s goals and strategy as aforesaid.

An immaterial part of the total variable compensation components will be granted according to non-measurable (i.e. discretionary) criteria, considering the office holder’s contribution, which cannot be measured by identified quantitative criteria.

The bonus which is based on measurable criteria shall derive from and be calculated based on the measurable targets but shall not exceed the bonus ceilings.

Variable compensation calculation model

Applicability

The office holders who may be entitled to variable compensation – a bonus, are: the Chairman of the Board, the CEO, the Deputy CEO and any other office holder who reports directly to the CEO.

Variable compensation components

The variable compensation shall consist of the annual bonus, the special bonus and the capital bonus, as described below.

Annual bonus

Components of the annual bonus mechanism

The amount of an office holder’s annual bonus will be determined by a model which may include the following three parameters:

a.	Meeting the Company’s targets which are subject to threshold conditions:

The office holder will be entitled to an annual bonus for meeting the Company’s targets specified below only if the Company meets the following cumulative threshold conditions:

~~1.~~	~~Meeting financial covenants – in the course of the relevant calendar year, the Company shall fully meet the financial covenants undertaken with respect to its creditors.~~

~~2.~~1.	Payment and/or recycling, full or partial, of the bonds ~~and other loan balances~~ (principal and interest) – in the course of the relevant calendar year, the Company shall fully meet the payment conditions of the principal, interest and linkage differentials in respect of bonds issued and/or any other debt that will replace it. Alternatively, the Company has taken steps to recycle the bonds (Series I) (or any other debt to a financial creditor that will replace the debt and/or come in addition to the debt of the bonds (Series I)) by way of taking a new public/ private debt (not by virtue of a debt arrangement) and/or by way of extending the repayment date of the existing debt. ~~thereby and loans received from other third parties.~~

~~3.~~2.	Going concern note – The auditors’ opinion on the audited and consolidated annual financial statements for the relevant compensation year included no “going concern” note in relation to the Company.

Failure to meet one or more of the threshold conditions specified above means that the office holders will not be entitled to an annual bonus for meeting the Company’s targets in the relevant calendar year.

Notwithstanding the foregoing, if and to the extent that a “going concern” note is added to the Company’s financial statements, then the office holders’ entitlement to an annual bonus for that year will be brought for discussion and further approval before the Compensation Committee, which will decide as follows: (1) If and to the extent that the Compensation Committee is satisfied that the “going concern” note is due to the Company’s cash flow difficulties, an annual bonus will not be paid; (2) If and to the extent that the Compensation Committee believes that the “going concern” note is not a result of the Company’s cash flow difficulties (but rather for another reason), then the Compensation Committee may approve the payment of the entire or part of the annual bonus in accordance with the circumstances of the case.

~~However, in the event that the opinion on the Company’s audited and consolidated annual financial statements in the relevant year includes a “going concern” note in relation to the Company, approval of a bonus for meeting personal targets as well as the granting of the discretionary bonus component to the office holders will be the subject of special deliberation and authorization (if approved) by the Company’s Compensation Committee.~~

The Company’s targets ~~are as follows~~ shall refer to each of the following fields:

1.	Financing – raising debt and/or capital from the public and/or not from the public in Israel or outside of it, in order to meet the Company’s liabilities (including by way of debt recycling), including meeting payments for the Company’s bonds (Series I). It should be clarified that there may be separate corporate goals under this field, such as: a debt raising target, a capital raising target, and so forth.

~~1.~~	~~Improvement of assets – improvement of the Company’s assets by building and creating added value for the Company, whether by recruiting an investor, closing of project financing for the development of the projects relevant to such year, other improvement actions, according to such targets and at such scopes as shall be determined each year in accordance with the Company’s annual business plan, all in relation to the appreciation in the improvement of the assets.~~

2.	Disposition of assets – the sale of the existing assets and / or refinancing of assets in order to liquidate the Company’s holdings at the highest possible rates, all subject to the Company’s Compensation Committee and Board of Directors’ approval. It will be clarified that there may be separate corporate goals under this field, including for the realization of every asset separately.

~~3.~~	~~Improvement of financial metrics – each year, the competent organs at the Company shall define the financial metrics relevant to the Company in accordance with the Company’s annual business plan. Among the metrics: liquidity ratios, financial strength ratios, leverage ratios etc.~~

Each year, the authorized organs at the Company shall determine the Company targets and the weight of each company target out of the abovementioned fields. ~~(provided that each target’s respective weight shall comprise at least 20%) as well as the minimal rate of achievement, which shall be no less than 80%. Achievement of less than 80% of the company target shall be deemed as failure to meet the relevant company target. Achievement of 80% of the company target shall be accounted for as 80% of the relevant company target. Each increase of 1% of the company target shall entitle to an additional 1% of the achievement of such target (on a straight line), up to a ceiling of 100%~~.

b.	Meeting personal targets

The personal targets of an office holder may be quantitative and/or qualitative but measurable. The targets shall be defined as measurable, absolute and necessitating no exercise of discretion.

The Company’s Board of Directors will be authorized to define measurable personal targets for the relevant office holder such that they shall reflect the direct influence of the office holder on achievement of the target.

These metrics may include meeting of material milestones set forth in the Company’s annual work plan, meeting an approved annual budget, etc.

Determination of the personal targets for the Company’s office holders and determination of the weights for each personal target as aforesaid shall be determined each year by the Company’s Board of Directors considering the Company’s plans for such year and considering special tasks that shall be imposed on the office holder, if any.

With respect to an office holder who provides his services both at the Company and at the group’s companies, definition of the personal targets, the calculation basis while exercising discretion as to whether the financial results of the group’s companies will be included in the measurement of the target, shall be determined and defined by the Compensation Committee for each office holder individually.

~~In a case in which the opinion on the Company’s audited and consolidated annual financial statements in the relevant year includes a “going concern” note in relation to the Company, approval of a bonus for meeting personal targets for the office holders will be the subject of special deliberation and approval (if approved) by the Company’s Compensation Committee.~~

If no personal targets are defined for office holders in a given year, their weight will be transferred to the Company’s targets in the variable compensation formula. Every year, the competent organs in the Company shall determine the personal targets and their~~The mix and~~ weight, provided that the weight of each personal target is no less than 10% ~~of the targets and the rate of minimal achievement thereof granting entitlement to variable compensation shall be determined each year by the Board of Directors. As of the date of approval of the compensation policy, the minimum rate of achievement of each personal target that shall be defined which grants entitlement to compensation for such targets, is 80%~~.

c.	Discretionary bonus

The Company will be entitled to decide on the granting of an additional bonus to the Company’s office holders, in whole or in part. In any event, the amount of the additional bonus shall not exceed the higher of the following: (a) the sum total of 3 monthly salaries; or (b) 2~~1~~5% of the sum total of the variable bonus (that is, the annual bonus and the capital component, together) paid to an office holder in practice.

Notwithstanding the above, it shall be noted that with respect to office holders that report to the CEO, the Company may approve a discretionary bonus, unlimited in its amount.

~~In a case in which the opinion on the Company’s audited and consolidated annual financial statements in the relevant year includes a “going concern” note in relation to the Company, the determination to grant an additional bonus to an office holder will be subject to special deliberation and approval (if approved) by the Company’s Compensation Committee.~~

Weights of the components of the annual bonus mechanism

	Company targets	Personal targets	Discretion	Total
Chairman of the Board	100%			100%
CEO	60%-100%	0%- 40%	0%-15%	100%
Deputy CEO	60%-100%	0%-40%	0%-20%	100%

Ceilings of annual bonuses for the office holders

The ceiling of the annual personal bonus for the office holders is as specified below:

Office holder	Bonus Ceiling in Terms of Fixed Salary Months[3]
Chairman of the Board	4
CEO	6
Deputy CEO	4.5

Mechanism for calculation of the measurable bonus

The mix and weight of the targets (company targets and personal targets) ~~and the threshold of minimum achievement thereof which grants entitlement to the measurable bonus~~ shall be determined each year by the Compensation Committee and the Board of Directors.

3 The fixed salary for this purpose is the gross base salary, linked to the index, without the related and social benefits component, as of December of the year in respect of which the compensation is being granted.

The compensation for meeting the measurable targets (company targets and personal targets, if any) that an office holder has met, shall be calculated as follows: the product reached by multiplying ~~the rate of achievement of the applicable target by~~  the weight of such target ~~comprises in the compensation formula, up to~~with the ceiling of the bonus determined for the office holder~~s~~.

d.	Special Bonus

1.	One of the main goals of the Company, in accordance with the Company’s multi-year work program, is to realize a significant portion of the main assets of the Company in order to reduce the extent of its leverage and improve its liquidity and to meet its obligations, with an emphasis on its obligations to financial creditors.

2.	The special bonus is an additional bonus, which is not part of the annual bonus (which is in the Company’s ordinary course of business), that will be paid to the office holders for one-time exercise of property in a significant amount and/or for the repayment of the bonds (Series I) (or any other debt to a financial creditor that will replace the debt and/or come in addition to the debt of the bonds (Series I)) by way of taking a new public/ private debt (not by virtue of a debt arrangement) and/or by way of extending the repayment date of the existing debt, as determined by the Board of Directors, in coordination with the Compensation Committee, within approval of the work plan of the Company at the beginning of each year of employment.

3.	The amount of the special bonus in respect of: (a) the one-time exercise of property will be calculated as a certain percentage of the total value of the assets that are going to be realized, by providing an incentive to realize assets at a value as high as possible; (b) the repayment of a debt to a financial creditor – shall be determined by the Compensation Committee and the Board of Directors, while taking into account, inter alia, the amount of debt to the financial creditor and the complexity involved in its repayment/ recycling.

4.	The ceiling of the aggregate annual bonus, made of the ongoing annual bonus and the special bonus, to office holders will be as follows:

Office holder	Maximum amount (NIS in thousands)
Chairman of the Board	480
CEO	680
Deputy CEO	430

In other words, in case one of the office holders, in any given year, is entitled to an aggregate amount of the annual bonus and the special bonus (the “Aggregate Annual bonus”) in excess of the maximum amount specified above, he will get only the maximum amount specified above, while the amount which excess of the maximum amount (the “Balance of Entitlement”) will be credited to the office holder the following year, provided that the following year he will not get an aggregate total of the “Balance of Entitlement”, the annual bonus and the special bonus (for the following year) in excess of the maximum amount (in that case, the Balance of Entitlement in respect of the following year will be credited to him next year).

5.	The special bonus will be paid to the office holder only if the transaction, with regard to the special bonus, will be completed and only in respect of the consideration actually received by the Company.

In addition, ~~case of completing a transaction which credited~~ an office holder whose tenure with the Company has ended, ~~the special bonus as aforesaid, the office holder~~ shall be entitled to the special bonus ~~also~~ in respect of sales transactions which were completed in the course of the office holder’s employment with the Company, and provided ~~and their~~ that the consideration in respect thereof has been transferred to the Company (i.e., execute Closing of the sale transaction) until the end of 6 months from the date of the termination of employment of the office holder in the Company and the termination of the employer-employee relationship between the office holder and the Company~~, provided that the negotiations to conclude of these transactions began during the employment of the office holder in the Company, and its vesting is a direct result of signing a letter of agreement and / or memorandum of understanding and / or similar document regarding the aforementioned transaction, which was signed during the period of employment of office holder in the Company~~.

6.	As the office holder finished his employment in the Company, while standing to his credit the Balance of Entitlement in respect of the annual bonus and the special bonus regarding the previous year (as described in paragraph 4 above), then the entitlement of the office holder to the Balance of the Entitlement shall not be affected and shall be paid in full, unless under circumstances of the office holder’s dismissal under circumstances that in the opinion of the Company’s Compensation Committee and the Board of Directors confer on the Company the right to dismiss him without the payment of severance pay.~~be as follows:~~

~~6.1.~~	~~As the employee finished his employment in the Company on his own accord - the employee will be entitled to 50% of the Balance of the Entitlement, in addition to the relative proportion (1/12) from the additional 50% of the Balance of Entitlement, for every month in which the employee worked for the Company during the following year.~~

6.2.	~~As the employee finished his employment in the Company initiated by the Company (provided that the termination of employment does not derived from Cause) - the employee will be entitled to the full amount of the Balance of Entitlement.~~

Additional issues:

1.	The Company’s Board of Directors, at the recommendation of the Compensation Committee, will be authorized to deduct up to 15% of the amount of the annual bonus, considering the reasonableness of the bonus received from meeting targets versus the office holder’s contribution to achievement thereof, and considering the business and financial condition of the Company.

2.	For the avoidance of doubt, the Board of Directors will be authorized to cancel payment of the annual bonus to a certain office holder in cases of a breach of the fiduciary duty, a breach of the engagement agreement, malicious harm to the Company and/or improper administration.

~~3.~~	~~Bonus payment schedule – the bonus that was calculated pursuant to compliance with the bonus mechanism specified above will be paid according to the following schedule: 80% of the bonus will be paid in the relevant calendar year, while the balance of the bonus, i.e. 20% of the bonus, will be paid in the subsequent year and only in the event that the Company shall meet the company targets in such year. The aforesaid notwithstanding, as the Balance of Entitlement (as defined with regard to the annual bonus and the maximum special bonus) exceed, in a specific year, rate of 20% of the aggregate total of the annual bonus and the special bonus the office holder was entitled regarding that year, then there will be no additional deployment of the bonus he is eligible for in the year of eligibility.~~

~~4.~~3.	Timing of payment: the bonus will be paid to the office holders in respect of each calendar year of the employment period no later than the date of payment of the first salary after the date of approval of the financial statements.

~~5.~~	~~Partial bonus and qualification period: if the office holder begins/ends his office before the end of the relevant compensation year, the annual bonus will be calculated in respect of the year of commencement/expiration of his office partially, as follows: the sum of the bonus in accordance with the above calculation, multiplied by the ratio between the number of days on which the office holder worked at the Company and 365 days.~~

~~6.~~	~~If the office holder did not work at the Company in practice on the date of entitlement to the bonus, the office holder will be entitled to a bonus in accordance with the ratio between the period of his actual employment at the Company in such year and a full year of employment (while achievement of the targets will be examined until the date of expiration of his office / employment in the relevant year).~~

~~7.~~4.	Unless a personal employment agreement explicitly determines otherwise, any payment that is made to the office holder on account of variable compensation according to this compensation policy, if paid, is not and will not be deemed as part of the office holder’s regular salary for all intents and purposes and will not constitute a basis for calculation or for entitlement or for accrual of any related right, including, and without derogating from the generality of the aforesaid, not as a component included in the payment of leave, severance pay, contributions to the provident funds etc.

~~8.~~5.	Taxation – insofar as any tax liability or other mandatory payment shall be levied on the variable compensation (national insurance, national health tax etc.) in accordance with the plan, the office holder shall bear the same pursuant to law (insofar as it shall apply to the office holder pursuant to law).

Variable compensation – capital component

Capital compensation constitutes an appropriate mechanism for retaining and incentivizing office holders while bringing closer together the interests of the office holders and the shareholders, and allowing suitable balance between short- and long-term interests, inter alia by determining a vesting period and granting capital instruments which are not “in the money” on the date of the granting thereof. Thanks to the long-term nature of capital compensation plans, they support the Company’s ability to retain its senior managers in their positions in the long-term.

Insofar as the Company shall decide on the granting of capital compensation, the Company’s office holders who are entitled to such compensation are all of the Company’s office holders with the exception of directors.

Upon determining a capital compensation plan4, the capital compensation plan will include an annual ceiling for the value of variable components on the date of payment thereof which shall not exceed an amount of NIS 250 thousand for the Chairman of the Board, NIS 250 thousand for the CEO and shall not exceed NIS 150 thousand for deputy CEOs. The annual ceiling was calculated as if the ~~capital~~ expense in respect of the capital component is spread over the vesting period in a straight line.

4 For this purpose, a capital compensation plan may include any capital instrument that the Company deems relevant for compensation of the Company’s officers.

In addition, the minimum vesting or holding period of capital variable components under conditions of holding office and employment is 3 years, in consideration of appropriate incentives from a long-term perspective.

Insofar as options shall be allotted – the exercise price will be no less than the share price on the Tel Aviv Stock Exchange Ltd. (“TASE”) on the date of the allotment, such that it shall constitute a proper incentive to maximize the value of the Company in the long-term, and in any event – in reference to a stock option plan of the Company (or a subsidiary, associate or affiliate thereof whose shares are listed in Israel or overseas) - no less than the average price of the Company’s shares on TASE (and in the case of a subsidiary, associate or affiliate of the Company, whose shares are listed in Israel or overseas –no less than the average price of the company’s shares on the stock exchange on which they are traded) in the course of at least the 30 trading days that preceded the allotment date. The options will be deposited with a trustee pursuant to the provisions of Section 102 of the Income Tax Ordinance.

3.	Retirement conditions

1.	The Company’s office holders are entitled to prior notice of up to 4 months and to severance pay pursuant to the relevant law.

2.	The Company will have the possibility of granting an adjustment ~~retirement~~ bonus to an office holder who retires, in accordance with the terms and conditions specified below, over and above the ~~compensation for the~~ prior notice period.

~~2.~~3.	Furthermore, it shall be noted that the adjustment bonus will not be included in the annual bonus ceilings detailed above.

~~3.~~4.	Generally, if the Company terminates the employment relationship with the office holder at its initiative, the ~~retirement~~ adjustment bonus will not exceed 6 months’ gross salary[5]. If the office holder ends the employment relationship with the Company at his initiative, the ceiling of the ~~retirement~~ adjustment bonus will be according to the following distribution:

Minimum Seniority (Years)	Retirement Bonus Ceiling in Terms of Gross Salary Months
One year	2
Two years	4
Three and above	6

5 The fixed salary for this purpose is the gross base salary, without the related and social components, as of December of the year in respect of which the compensation is being granted.

~~4.~~	~~The aforesaid notwithstanding, the retirement conditions of the office holders (ie the prior notice period and the adjustment period), as included in their work contracts with the Company before the amendment of the aforementioned compensation policy, will not be changed and remain the same.~~

5.	Upon determination of the granting of an adjustment ~~retirement~~ bonus to an office holder of the Company (if approved), the Company’s Board of Directors, considering the Compensation Committee’s recommendation, shall consider, inter alia, the following parameters: the period and terms and conditions of the office and employment, the Company’s performance in the said period and the office holder’s contribution to the achievement of the Company’s targets and to maximizing its profits, and the circumstances of the retirement (without harm to the Company).

4.	Ratio between variable (annual bonus and capital compensation) and fixed components in the compensation package

~~With respect to the Chairman of the Board, the CEO and the CFO, the~~The variable compensation component shall not exceed 40% of the total compensation package for an office holder.

5.	Reimbursement of variable compensation in the case of an error

If it transpires that an annual bonus or part thereof that was paid to an office holder was calculated on the basis of figures which transpired, within 3 years from the date of payment of the relevant bonus, to be erroneous – the office holder shall return to the Company, or the Company shall pay the office holder, as the case may be, the difference between the sum of the bonus that he received and that to which he was entitled due to the said amendment (while weighting differences, if any, in tax liabilities and payments which apply to an office holder and/or which were paid by him). An office holder will not be subject to a duty to reimburse amounts, and the Company shall not pay an office holder any payment, as stated in this section above, in a case in which the bonus to which the office holder was entitled after amendment of the financial statements is up to 10% lower or higher (as the case may be) than the bonus that was paid to the office holder in practice in respect of such year. In addition, reimbursement as aforesaid shall not apply in a case of an update or amendment of the financial statements as a result of a modification of the accounting standardization or the reporting rules.

If and to the extent that at the time of discovery of the error, an employment relationship between the Company and the office holder still exists, the ~~R~~reimbursement of the said amounts will be made by way of setoff or addition (as the case may be) to the annual bonus in the following year, while the balance, if any, will be settled or paid (as the case may be) in the framework of the monthly salary in 12 installments. However, to the extent that the employment relationship between the Company and the office holder has ended, the settling of the accounts shall be carried out at the earliest possible time.

6.	The ratio between the terms of employment of the office holder and the terms of employment of the Company’s employees

Upon approval or determination of terms of office and employment for office holders, the Company’s Board of Directors and the Compensation Committee shall examine the ratio between the terms of office and employment of the Company’s office holders and the terms of employment of the Company’s other employees, and particularly the ratio relative to the average and median salary of such employees, and shall opine on the effect of such ratios on working relations at the Company, the reasonableness of the salary of the Company’s office holders in view of the Company’s type, size and mix of employees.

As of the date of approval of the compensation policy at the Company~~6~~, set forth below is a specification of the ratio between the cost of the office holders’ salary7 and the average and median cost of the salary of the Company’s other employees8:

	The ratio between the cost of the office holder’s salary and the average salary of the other employees in the Company	The ratio between the cost of the office holder’s salary and the median salary of the other employees in the Company
Chairman of the Board and CEO	~~41~~ 3.1	6.~~6~~3
~~CEO and~~ CFO	~~4~~2.~~2~~3	~~6.7~~3

The Compensation Committee and the Board of Directors have found that these ratios do not affect working relations at the Company.

~~6 The calculation of the ratios is based on the salary cost figures in January 2016, including fractions of payments made on an annual basis.~~

7 “Salary cost” – any payment made for the employment, including employer’s provisions, payments in respect of retirement, vehicle and cost of use thereof and any other benefit or payment. The calculation of the ratios is based on the salary cost figures in June 2018.

8 In the calculation of said ratio, the Company employees and the senior office holders were included, as defined in the Securities Law, 5728-1968.

7.	Directors’ compensation

Directors of the Company will be entitled to compensation that shall not exceed the maximum compensation for an external expert director according to the Companies Regulations (Rules regarding Compensation and Expenses of an Outside Director), 5760-2000 (the “Compensation Regulations”) and in accordance with their classification as an independent director and/or a director having financial and accounting expertise.

With respect to reimbursement of ~~travel~~ expenses of a director who carried out ~~a physical inspection of assets of the Company and/or subsidiaries, affiliates or associates thereof, accompanying and/or supervising business activities of the Company, and performance of~~ any other task pertaining to the Company’s business and/or its assets and/or its holdings, as he shall be authorized to perform, such actions shall be deemed as actions performed for the purpose of performance of his duties, and are not included in the directors’ compensation that is paid.

In addition, the Company may enter into an agreement with a director to receive additional services, such as professional consulting and/or tenure as a director in investee companies, subject to the provisions of the law.

8.	Compensation to the Chairman of the Board – the aforesaid notwithstanding, an active Chairman of the Board may receive compensation in accordance with the criteria for compensation of office holders who are not directors, according to the scope of his position and relative compensation ceiling accordingly.

9.	Exemption, indemnification and insurance

An office holder of the Company (including the directors and the Chairman of the Board, and including such who are controlling shareholders of the Company and their relatives, if any) may be entitled, in addition to the compensation package as stated in this compensation policy, and subject to the approval of the organs authorized therefor at the Company, to office holder liability insurance, run-off insurance (as required under the circumstances) and indemnification arrangements in respect of their liability as office holders as is customary at the Company, all subject to the provisions of any law and the Company’s articles.

For the purpose of office holder liability insurance, the Company may engage in a policy for insurance of the liability of office holders and directors of the Company (including such who are controlling shareholders of the Company and their relatives, if any), in consideration for an annual premium ~~as is accepted and~~ not to exceed the amount of $~~250~~300,000 (this ceiling will be increased automatically by 20% every year), with limits of liability coverage of up to $60 million per event and in the aggregate in the insurance period, and with a deductible per claim to the Company and for claims filed in the U.S. and in Canada in accordance with the sum of the deductible stated in the policy.